EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

May 16, 2016	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

Avino Reports Q1 2016 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, "Avino" or "the Company")is pleased to announce the consolidated financial results for the Company's first quarter ended March 31, 2016. The financial statements and the management discussion and analysis can be viewed on the Company's web site at www.avino.com,on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FIRST QUARTER 2016 HIGHLIGHTS

•	Generated revenues of $2,751,949 from the sale of San Gonzalo concentrates
•	Mine operating income amounted to $1,775,185
•	Net income after taxes amounted to $58,046
•	Produced 715,933 silver equivalent ounces, including 403,447 ounces of silver, 1,497 ounces of gold and 1,350,912 pounds of copper
•	Consolidated all-in sustaining cost ("AISC")[1] was $11.29 (US$8.22) per payable silver equivalent ounce, a 9% decrease compared to $12.36 or (US$10.09) per ounce in the first quarter of 2015
•	Total consolidated cash[1] cost was $5.64 per payable silver ounce
•	Average realized selling prices for silver and gold were US$16.42 and US$1,194 per ounce respectively
•	Cash and cash equivalents of $6,022,283 were on hand at the end of the quarter

"We are pleased to have delivered another quarter of positive operating and financial results. Our revenues from the San Gonzalo Mine were lower than expected due to a new sales arrangement which resulted in only two months of sales. Going forward, each quarter will reflect three months of sales and related production costs. Our teams in Mexico and Canada have done an excellent job of monitoring and reducing costs, with stronger metal prices we anticipate improved profitability in future periods. During the quarter we achieved a consolidated all-in sustaining cash cost of $11.29 (US$8.22) compared to $12.36 (US$10.09) per silver equivalent ounce in the first quarter of 2015. In April 2016, the Company commenced underground mining using the long-hole caving method at the Avino Mine. Management is currently analyzing the economics of the new mining method and is optimistic that the results will lead to a commercial production decision in the coming months."

- David Wolfin, President, CEO & Director

__________

1 The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

1

OVERALL PERFORMANCE AND HIGHLIGHTS

	First Quarter		First Quarter
	2016		2015		Change
Operating – Avino and San Gonzalo Mines
Tonnes Milled		140,116		114,453	22%
Silver Ounces Produced		403,447		363,210	11%
Gold Ounces Produced		1,497		1,750	-14%
Copper Pounds Produced		1,350,912		872,884	55%
Silver Equivalent Ounces[1] Produced		715,933		627,058	14%
San Gonzalo Mine
Silver Equivalent Ounces Sold[2]		155,507		253,194	-39%
Cash Cost per Silver Equivalent Ounce[2,3]		$5.64		$8.60	-34%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]		$11.29		$12.36	-9%
Average Realized Silver Price per Ounce ($US)	US$	16.42	US$	16.22	1%
Average Realized Gold Price per Ounce ($US)	US$	1,194	US$	1,188	1%
Financial
Revenues – San Gonzalo		$2,751,949		$4,285,541	-36%
Mine Operating Income – San Gonzalo		$1,775,185		$2,087,856	-15%
Net Income		$58,046		$376,287	-85%
Cash		$6,022,283		$4,894,659	23%
Working Capital		$3,766,684		$2,352,345	60%
Shareholders
Earnings per Share ("EPS") – Basic		$0.00		$0.01	-100%
Cash Flow per share[3]		$0.01		$0.01	0%

Financial Results

The Company generated revenues of $2,751,949 during the first quarter of 2016; a 36% decrease compared to the first quarter of 2015. The decrease was due to a new sales agreement for sale of San Gonzalo Mine concentrate. The new sales agreement has slightly different shipping which resulted in the sale of March's production being deferred to April 2016. Accordingly, the first quarter financial figures represent only operations during January and February. This deferral will only occur once and subsequent quarters will reflect three months of revenues and related production costs.

Mine operating income was $1,775,185 during the first quarter of 2016, a decrease of $312,761 or 15% from $2,087,856 in 2015. During the first quarter of 2016, net income decreased by $318,241 to $58,046 or $0.00 per share, compared to net income of $376,287 or $0.01 basic and diluted per share during the corresponding period of 2015.

___________

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2."Silver equivalent ounces sold" for the purposes of cash costs and all-in sustaining costs consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

3. "The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

2

Operational Results

Silver equivalent production for the first quarter of 2016 increased 14% to 715,933 oz1 compared to 627,058 oz in the first quarter of 2015. Silver production for the first quarterof 2016 increased 11% to 403,447 oz compared the first quarter of 2015. Gold production for the first quarter of 2016decreased by 14% to 1,497 oz compared to 1,750 oz in the corresponding period of 2015. Copper production increased by 55% to 1,350,912 lbs compared to 872,884 lbs in the first quarter of 2015. Total mill feed processed during the first quarter of 2016 was 140,116 dry tonnes compared to 114,453 dry tonnes during the first quarter of 2015, an increase of 22%.

At the Avino Mine, silver equivalent ounces1 produced during the first quarter totalled 474,206 compared to 319,216 during the first quarter of 2015, an increase of 48%. The production increase can be attributed to the use of both Mill Circuit 2 and Mill Circuit 3 to process mill feed from the Avino Mine whereas in the corresponding quarter last year, only Mill Circuit 3 was used.

At the San Gonzalo Mine, silver equivalent ounces1 produced during the first quarter of 2016 totalled 241,727 representing an increase of 14% compared to the first quarter of 2015. All-in sustaining cash costs during the first quarter of 2016 were $11.29 per AgEq ounce2 compared to $12.36 during the first quarter of 2015, a decrease of 9%.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce2 during the first quarter of 2016 were $11.29 compared to $12.36 during the corresponding period of 2015, a decrease of 9%.

Capital expenditures during the first quarter of 2016, net of concentrate proceeds of $5.6 million, were $1,234,509 compared to $445,466 during the first quarter of 2015.

Capital expenditures relate to the Avino mine advancement and mining and production equipment to advance operations at the San Gonzalo, Avino, and Bralorne mines.

Bralorne Mine Update

During the first quarter of 2016, Bralorne continued to prepare and evaluate a strategic mine plan, including an assessment of more cost effective mining methods and capital expenditures needed to bring the project to a profitable position. The Company has acquired new mining equipment including two new scoop trams and a rock breaker from Sandvik, and a loader from Caterpillar as well as a new medical facility and woman's dry. Further, the Company has ordered a new development jumbo from Sandvik and expects to take delivery in the coming months. This brand new equipment will help to reduce maintenance costs while increasing mining productivity and efficiency when the project resumes operations. Ongoing maintenance and improvements continued in 2015 and the Company has been reviewing the requirements to increase processing capacity should the resources and mine plan prove feasible and viable. A raise to the embankment dam for the tailings storage facility was completed in October 2015 and the Company is currently in the process of obtaining the permits to resume processing and mining activities from British Columbia's Ministry of Energy & Mines and Ministry of Environment.

__________

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

3

In February 2016, Bralorne, in conjunction with North Island College, the government and First Nations completed a 4 month long underground mining fundamentals educational cohort for 12 students from St'at'imc First Nation communities around Lillooet. Following three months of classroom instruction, Bralorne provided support and access to the mine site for hands-on training. All 12 students graduated the program with a number of industry certification tickets which will help towards Bralorne's long-term goal of enhancing the local labour force. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful positive relationships with its stakeholders.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company's mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company's financial statements and MD&A.

Conference Call

Avino will be holding a conference call on May 17, 2016 at 8 am PST (11 am EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino's Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons ("QP") within the context of National Instrument 43-101. The respective QP's have reviewed and approved all the applicable technical data in this press release.

__________

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

4

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012); and

5.	Identify and evaluate potential projects for acquisition.

On Behalf of the Board

"David Wolfin"

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

__________

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

5